Contact

www.linkedin.com/in/careyofficer
(LinkedIn)

persownconnect.com (Company)

Top Skills

Global Health

Healthcare Leadership

Digital Strategy

Certifications

Artificial Intelligence: Business
Strategies & Applications

Business Analytics for Leaders:
From Data to Decisions

Carey L. Officer

President of PERSOWN Connect | Healthcare Strategy Expert

Jacksonville, Florida, United States

Summary

As a healthcare innovator and leader with over two decades of experience, I have a passion for creating and delivering solutions that enhance the quality of life for healthcare consumers worldwide. I am currently the President of PERSOWN Connect, a mission-driven company that aims to revolutionize global health in developing countries through a cutting-edge digital health platform that integrates proven technologies and innovative financing solutions.

Throughout my career, I have demonstrated a remarkable track record of pioneering and scaling profitable and impactful healthcare initiatives that leverage technology, data, and human-centered design. Some of my notable achievements include launching the first pediatric telemedicine service, leading the digital transformation and growth of a large healthcare organization, incubating and licensing trusted content for a leading education site, and speaking and publishing on healthcare innovation, digital health, and telehealth. My core strengths include executive-level leadership, strategic planning and analysis, digital strategy and execution, product management, operations management, and P&L management.

Experience

PERSOWN Connect, Inc.
President
December 2023 - Present (1 year 2 months)
PERSOWN Connect is on a mission to revolutionize global health in developing countries. We are committed to developing a cutting-edge platform that integrates a suite of proven technologies and innovative financing solutions to transform healthcare for the billion underserved families worldwide.

Nemours
12 years 7 months

Vice President, Service Delivery Innovation, Center for Health Delivery Innovation
September 2020 - September 2023 (3 years 1 month)
Jacksonville, Florida, United States

Operational Vice President, Nemours Care Connect, Center for Health Delivery Innovation
March 2018 - September 2020 (2 years 7 months)
Jacksonville, Florida

Director of Service Delivery Innovation
September 2014 - September 2020 (6 years 1 month)

Senior Strategic Financial Planning Consultant
March 2011 - August 2014 (3 years 6 months)

Baptist Health
Senior Financial Revenue Analyst
June 2009 - February 2011 (1 year 9 months)

KPMG US
Senior Financial Healthcare Consultant
1996 - 2005 (9 years)

Orchestrated the planning, staffing and budgeting of health care consulting projects for hospitals including strategic pricing, revenue and expense analysis and benchmarking analysis.

Education

University of California, Berkeley, Haas School of Business
Other, Certificate of Excellence in Digital Strategy, Executive Education · (June 2021 - June 2022)

University of Tennessee, Knoxville
B.S., Accounting